CERTIFICATE OF QUALIFIED PERSON

James Millard, P.Geo.

I, James Millard, P.Geo., certify that:

1. I am employed as a Director, Strategic Projects with Ausenco Sustainability ULC (Ausenco), with an office address of 18-4515 Central Blvd, Burnaby BC V5H 0C6, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from Brock University in St. Catharines, Ontario in 1986 with a Bachelor of Science in Geological Sciences, and from Queen's University in Kingston, Ontario in 1995 with a Master of Science in Environmental Engineering.

4. I am a professional geologist and member in good standing of the Association of Professional Geoscientists of Nova Scotia (Registration No. 021), and the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories and Nunavut (Registration No. 1624).

5. I have practiced my profession for over 30 years. I have worked for mid- and large-size mining companies where I have acted in senior technical and management roles, in senior environmental consulting roles, and provided advise and/or expertise. These key areas include feasibility-level study reviews; NI 43-101 report writing and review; due diligence review of environmental, social, and governance areas for proposed mining operations and acquisitions, and directing environmental impact assessments and permitting applications to support construction, operations, and closure of mining projects. In addition to the above, I have been responsible for conducting baseline data assessments, surface and groundwater quantity and quality studies, mine rock geochemistry and water quality predictions, mine reclamation and closure plan development, and community stakeholder and Indigenous peoples' engagement initiatives. Recently, I acted as Qualified Person for environmental/sustainability sections in the following project reports: "Volcan Project, NI 43-101 Technical Report on Preliminary Economic Assessment, Tierra Amarilla, Atacama Region, Chile"; "Colomac Gold Project, NI 43-101 Technical Report and Preliminary Economic Assessment, Northwest Territories, Canada"; "Santo Tomas Copper Project, NI 43-101 Technical Report and Preliminary Economic Assessment, Northern Sinaloa State, Mexico"; "Lemhi Gold Project, NI 43-101 Technical Report and Preliminary Economic Assessment, Idaho, USA"; "Tolillar Project NI 43-101 Technical Report on Preliminary Economic Assessment, Salta Argentina"; "Santo Domingo Project NI43-101 Technical Report on Feasibility Study Update, Atacama Region, Chile"; "Cerro Las Minitas Project NI 43-101 Technical Report Preliminary Economic Assessment, Durango State, Mexico"; and "Panuco Project NI 43-101 Technical Report and Preliminary Economic Assessment, Sinaloa State, Mexico."

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project site.

8. I am responsible for Sections 1.17, 3.2, 20, 25.12, 25.16.1.8, 25.16.2.8, 26.11, and 27 of the Technical Report.

9. I am independent of the Vizsla Silver Corp as independence is defined in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ James Millard
James Millard, P.Geo.